Exhibit (a)(4)

NCI, Inc.

ELECTION WITHDRAWAL NOTICE

From: __________________________

To:	NCI, Inc.
11730 Plaza America Drive
Reston, VA 20190-4764
Attention: Lisa Langsam
Llangsam@nciinc.com

I previously received a copy of the offering materials (the “Offering Materials”) filed by NCI, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on Schedule TO on August 22, 2012, and I completed and returned a Letter of Transmittal in which I elected to tender all or some of my Eligible Options as described therein.

I now wish to withdraw that election in its entirety.

I understand that after signing this Election Withdrawal Notice and delivering it to the Company in accordance with the terms set forth in the Offering Materials, none of my Eligible Options will be purchased by the Company in the Offer, and instead my Eligible Options will continue to be governed by the Company’s stock option plan(s) and the relevant option agreement(s) between the Company and me. I further understand that this Election Withdrawal Notice will be effective only upon its receipt by the Company in the manner described in the Offering Materials, including that such receipt must occur before the expiration of the Offer.

I further understand that if I decide to participate in the Offer and tender some or all or my Eligible Options after I deliver this Election Withdrawal Notice, I must deliver a new Letter of Transmittal to the Company in accordance with the procedures described in the Offering Materials.

I hereby withdraw my election to participate in the Offer.

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